07027474

RECEIVED

2007 OCT 22 A 11:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 5, 2007

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

SUPPL

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel, Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel's half-year dividend for fiscal 2007"

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

Thank you for your assistance in handling it as required.

Sincerely yours,

櫻井宏之

Hiroyuki Sakurai
Finance Department
Kobe Steel, Ltd.

dw 10/22

September 5, 2007

Company name: Kobe Steel, Ltd.
President & CEO: Yasuo Inubushi
Stock exchange code number: 5406
Stock exchanges where shares are listed: Tokyo, Osaka and Nagoya, Japan

Kobe Steel's half-year dividend for fiscal 2007

Kobe Steel, Ltd. announces that at the Board of Directors meeting held today, September 5, 2007, the Board decided on a policy to pay an interim dividend as follows below:

1. Period: First-half fiscal 2007 (April 1 – September 30, 2007)
2. Dividend per share: 3.50 yen

(Reference)

Dividend per share in fiscal 2006 (ended March 31, 2007):
7 yen for the full year
(3 yen for interim period)

Investor Relations:

Tel +81 (0)3 5739-6045
Fax +81 (0)3 5739-5973

Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN
Website: www.kobelco.co.jp

Media Contact:

Gary Tsuchida
Publicity Group
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971

END